Via Facsimile and U.S. Mail
Mail Stop 4720

December 15, 2009

Raymond P. Warrell, Jr., M.D.
Chairman and Chief Executive Officer
Genta, Inc.
200 Connell Drive
Berkeley Heights, New Jersey

> **Re:** **Genta, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **File Number 000-19635**
>
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 6, 2009**

Dear Dr. Warrell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director